Goodwin Procter llp Counsellors at Law New York Times Building 620 Eighth Avenue New York, NY 10018	T: 212.813.8800 F: 212.355.3333 goodwinprocter.com

August 1, 2017

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attention: Jennifer Gowetski
Re:	1st stREIT Office Inc.
Offering Statement on Form 1-A Filed June 30, 2017 File No. 024-10716

Dear Ms. Gowetski:

This letter is being submitted on behalf of 1st stREIT Office Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Offering Statement on Form 1-A filed on June 30, 2017 (the “Offering Statement”), as set forth in your letter dated July 14, 2017 addressed to Mr. Karsh, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently publicly filing Amendment No. 1 to the Offering Statement on Form 1-A (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the responses refer to Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Ms. Jennifer Gowetski

Division of Corporation Finance

August 1, 2017

Unaudited Pro Forma Condensed Financial Information, page F-2

1.

We note your response to prior comment 2 and revised financial information. Please revise the unaudited pro forma condensed statement of income and unaudited pro forma condensed balance sheet to present all adjustments included therein under the pro forma adjustments column rather than presenting them in separate financial statement lines. When one financial statement line item is impacted by multiple adjustments, please separately present each of the adjustment amounts impacting the line item on the face of the pro forma financial statement or in the notes to the pro forma financial statements with a level of detail that would enable a reader to determine how the adjustment was calculated.

RESPONSE: The Company respectfully advises that the pro forma financial information included in Amendment No. 1 has been revised per the Staff’s comment.

Exhibit 11.2 Consent of Independent Auditor

2.

Please revise the Consent of Independent Auditor to reference the correct audit report date of June 12, 2017 for the audits of the statements of revenues and certain expenses of Laumeier Properties for the years ended December 31, 2016 and 2015.

RESPONSE: The Company respectfully advises that the Consent of Independent Auditor included in Amendment No. 1 has been revised per the Staff’s comment.

* * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Jeffrey Karsh at (310) 421-1033.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

cc:	Via E-mail
Jeffrey Karsh, Chief Executive Officer
1st stREIT Office Inc.

David Perechocky, Esq.
Goodwin Procter LLP